FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of November 3, 2021

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-_

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2021

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

September 30, 2021

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2021	2020	2021	2020
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,753,743	1,012,750	4,464,043	4,016,106
Cost of sales	4	(1,214,451)	(855,873)	(3,211,232)	(3,191,860)
Gross profit		539,292	156,877	1,252,811	824,246
Selling, general and administrative expenses	5	(316,708)	(234,081)	(868,519)	(877,090)
Impairment charge (1)		—	—	—	(622,402)
Other operating income (expense), net	6	8,325	6,888	49,902	4,790
Operating income (loss)		230,909	(70,316)	434,194	(670,456)
Finance Income	7	4,988	4,904	32,203	10,573
Finance Cost	7	(6,320)	(6,567)	(16,826)	(22,427)
Other financial results	7	1,024	(13,377)	5,704	(39,013)
Income (loss) before equity in earnings of non-consolidated companies and income tax		230,601	(85,356)	455,275	(721,323)
Equity in earnings of non-consolidated companies		154,139	21,144	379,109	27,439
Income (loss) before income tax		384,740	(64,212)	834,384	(693,884)
Income tax		(58,505)	28,328	(117,202)	(58,039)
Income (loss) for the period		326,235	(35,884)	717,182	(751,923)

Attributable to:
Owners of the parent		329,871	(32,946)	730,157	(740,975)
Non-controlling interests		(3,636)	(2,938)	(12,975)	(10,948)
		326,235	(35,884)	717,182	(751,923)
Earnings (losses) per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (losses) per share (U.S. dollars per share)		0.28	(0.03)	0.62	(0.63)
Basic and diluted earnings (losses) per ADS (U.S. dollars per ADS) (2)		0.56	(0.06)	1.24	(1.26)

(1) Impairment charge in the nine-month period ended September 30, 2020 corresponds to a charge of $622 million impacting the carrying value of goodwill of the CGUs OCTG USA, IPSCO and Coiled Tubing for $225 million, $357 million and $4 million respectively, and the carrying value of fixed assets of the CGU Rods USA for $36 million.

(2) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Income (loss) for the period	326,235	(35,884)	717,182	(751,923)
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(41,178)	34,393	(58,712)	(27,611)
Change in value of cash flow hedges and instruments at fair value	4,411	(4,936)	4,967	(6,847)
From participation in non-consolidated companies:
- Currency translation adjustment	(14,290)	(4,330)	(6,486)	(41,328)
- Changes in the fair value of derivatives held as cash flow hedges and others	490	156	(186)	1,083
Income tax relating to components of other comprehensive income	(503)	706	(2,915)	1,376
	(51,070)	25,989	(63,332)	(73,327)
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	—	349	893	1,449
Income tax on items that will not be reclassified	28	(48)	(1,700)	(321)
Remeasurements of post employment benefit obligations of non-consolidated companies	(242)	—	2,739	5,064
	(214)	301	1,932	6,192
Other comprehensive (loss) income for the period, net of tax	(51,284)	26,290	(61,400)	(67,135)
Total comprehensive income (loss) for the period	274,951	(9,594)	655,782	(819,058)
Attributable to:
Owners of the parent	278,258	(6,216)	665,867	(806,903)
Non-controlling interests	(3,307)	(3,378)	(10,085)	(12,155)
	274,951	(9,594)	655,782	(819,058)

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

1

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2021		At December 31, 2020
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	9	5,937,710		6,193,181
Intangible assets, net	10	1,384,798		1,429,056
Right-of-use assets, net	11	215,177		241,953
Investments in non-consolidated companies	15	1,277,059		957,352
Other investments	12	377,001		247,082
Deferred tax assets		253,178		205,590
Receivables, net		207,782	9,652,705	154,303	9,428,517
Current assets
Inventories, net		2,477,445		1,636,673
Receivables and prepayments, net		119,222		77,849
Current tax assets		180,556		136,384
Trade receivables, net		1,111,174		968,148
Derivative financial instruments	13	7,612		11,449
Other investments	12	457,861		872,488
Cash and cash equivalents	12	513,781		584,681
Assets held for sale	23	19,858	4,887,509	—	4,287,672
Total assets			14,540,214		13,716,189
EQUITY
Capital and reserves attributable to owners of the parent			11,763,480		11,262,888
Non-controlling interests			178,729		183,585
Total equity			11,942,209		11,446,473
LIABILITIES
Non-current liabilities
Borrowings		111,442		315,739
Lease liabilities	11	180,702		213,848
Deferred tax liabilities		291,067		254,801
Other liabilities		241,098		245,635
Provisions		85,865	910,174	73,218	1,103,241
Current liabilities
Borrowings		402,237		303,268
Lease liabilities	11	39,417		43,495
Derivative financial instruments	13	5,613		3,217
Current tax liabilities		106,502		90,593
Other liabilities		266,742		202,826
Provisions		13,848		12,279
Customer advances		56,738		48,692
Trade payables		791,424		462,105
Liabilities held for sale	23	5,310	1,687,831	—	1,166,475
Total liabilities			2,598,005		2,269,716
Total equity and liabilities			14,540,214		13,716,189

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

2

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2020	1,180,537	118,054	609,733	(958,374)	(345,217)	10,658,155	11,262,888	183,585	11,446,473
Income (loss) for the period	—	—	—	—	—	730,157	730,157	(12,975)	717,182
Currency translation adjustment	—	—	—	(58,507)	—	—	(58,507)	(205)	(58,712)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	(807)	—	(807)	—	(807)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	(1,043)	—	(1,043)	3,095	2,052
From other comprehensive income of non-consolidated companies	—	—	—	(6,486)	2,553	—	(3,933)	—	(3,933)
Other comprehensive (loss) income for the period	—	—	—	(64,993)	703	—	(64,290)	2,890	(61,400)
Total comprehensive income (loss) for the period	—	—	—	(64,993)	703	730,157	665,867	(10,085)	655,782
Changes in non-controlling interests (4)	—	—	—	—	—	—	—	8,584	8,584
Dividends paid	—	—	—	—	—	(165,275)	(165,275)	(3,355)	(168,630)
Balance at September 30, 2021	1,180,537	118,054	609,733	(1,023,367)	(344,514)	11,223,037	11,763,480	178,729	11,942,209

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372
(Loss) for the period	—	—	—	—	—	(740,975)	(740,975)	(10,948)	(751,923)
Currency translation adjustment	—	—	—	(27,744)	—	—	(27,744)	133	(27,611)
Remeasurements of post employment benefit obligations, net of taxes	—	—	—	—	971	—	971	157	1,128
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	—	—	—	—	(3,974)	—	(3,974)	(1,497)	(5,471)
From other comprehensive income of non-consolidated companies	—	—	—	(41,328)	6,147	—	(35,181)	—	(35,181)
Other comprehensive (loss) income for the period	—	—	—	(69,072)	3,144	—	(65,928)	(1,207)	(67,135)
Total comprehensive (loss) income for the period	—	—	—	(69,072)	3,144	(740,975)	(806,903)	(12,155)	(819,058)
Changes in non-controlling interests	—	—	—	—	2	—	2	(31)	(29)
Balance at September 30, 2020	1,180,537	118,054	609,733	(1,026,318)	(333,756)	10,633,807	11,182,057	185,228	11,367,285

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2021 and 2020 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 16.

(4) Mainly related to the agreement for the construction of Tenaris Baogang Baotou Steel Pipes Ltd. See note 21.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

3

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2021	2020
		(Unaudited)
Cash flows from operating activities
Income (loss) for the period		717,182	(751,923)
Adjustments for:
Depreciation and amortization	9, 10 & 11	442,561	493,782
Impairment charge		—	622,402
Income tax accruals less payments		11,630	(57,583)
Equity in earnings of non-consolidated companies		(379,109)	(27,439)
Interest accruals less payments, net		(12,537)	1,542
Changes in provisions		14,216	(9,983)
Changes in working capital		(672,712)	1,097,209
Currency translation adjustment and others		(48,186)	12,922
Net cash provided by operating activities		73,045	1,380,929

Cash flows from investing activities
Capital expenditures	9 & 10	(170,871)	(155,156)
Changes in advance to suppliers of property, plant and equipment		(4,420)	826
Acquisition of subsidiaries, net of cash acquired		—	(1,025,367)
Proceeds from disposal of property, plant and equipment and intangible assets		14,355	11,684
Investment in companies under cost method		(692)	—
Dividends received from non-consolidated companies		49,131	278
Changes in investments in securities		278,423	(563,228)
Net cash provided by (used in) investing activities		165,926	(1,730,963)

Cash flows from financing activities
Dividends paid	8	(165,275)	—
Dividends paid to non-controlling interest in subsidiaries		(3,355)	—
Changes in non-controlling interests		—	2
Payments of lease liabilities		(38,221)	(35,813)
Proceeds from borrowings		575,698	558,352
Repayments of borrowings		(674,325)	(698,153)
Net cash (used in) financing activities		(305,478)	(175,612)

(Decrease) in cash and cash equivalents		(66,507)	(525,646)
Movement in cash and cash equivalents
At the beginning of the period		584,583	1,554,275
Effect of exchange rate changes		(4,411)	(24,231)
(Decrease) in cash and cash equivalents		(66,507)	(525,646)
At September 30,		513,665	1,004,398

	At September 30,
Cash and cash equivalents	2021	2020
Cash and bank deposits	513,781	1,005,152
Bank overdrafts	(116)	(754)
	513,665	1,004,398

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2020.

4

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Other operating income (expense), net
7	Financial results
8	Dividend distribution
9	Property, plant and equipment, net
10	Intangible assets, net
11	Right-of-use assets, net and lease liabilities
12	Cash and cash equivalents and other investments
13	Derivative financial instruments
14	Category of financial instruments and classification within the fair value hierarchy
15	Investments in non-consolidated companies
16	Contingencies, commitments and restrictions to the distribution of profits
17	Cancellation of title deed in Saudi Steel Pipe Company
18	Foreign exchange control measures in Argentina
19	Related party transactions
20	Nationalization of Venezuelan Subsidiaries
21	Other relevant information
22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition
23	Subsequent events

5

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 31 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on November 3, 2021.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2020. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are impairment of goodwill and long-lived assets; income taxes; obsolescence of inventory; loss contingencies; allowance for trade receivables; post-employment benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets and property title ownership restriction. During the period there were no material changes in the significant accounting estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2020.

Management has reviewed the Company’s exposure to the effects of the oil and gas crisis and the COVID-19 pandemic and their impact over its business, financial position and performance, monitoring the recoverability of long lived assets, financial risk management -in particular credit and liquidity risks- and the adequacy of its provisions for contingent liabilities.

None of the accounting pronouncements applicable after December 31, 2020 and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

6

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Nine-month period ended September 30, 2021	Tubes	Other	Total
IFRS - Net Sales	4,084	380	4,464

Management view - operating income	15	49	64
Difference in cost of sales	357	18	375
Differences in depreciation and amortization	1	(1)	—
Differences in selling, general and administrative expenses	(3)	—	(3)
Differences in other operating income (expenses), net and others	(2)	—	(2)
IFRS - operating income	368	66	434
Financial income (expense), net			21
Income before equity in earnings of non-consolidated companies and income tax			455
Equity in earnings of non-consolidated companies			379
Income before income tax			834
Capital expenditures	158	13	171
Depreciation and amortization	428	15	443

Nine-month period ended September 30, 2020	Tubes	Other	Total
IFRS - Net Sales	3,794	222	4,016

Management view - operating (loss)	(295)	(53)	(348)
Difference in cost of sales	(151)	2	(149)
Differences in selling, general and administrative expenses	(1)	—	(1)
Differences in other operating income (expenses), net and others	(172)	—	(172)
IFRS - operating (loss)	(619)	(51)	(670)
Financial income (expense), net			(51)
(Loss) before equity in earnings of non-consolidated companies and income tax			(721)
Equity in earnings of non-consolidated companies			27
(Loss) before income tax			(694)
Capital expenditures	152	3	155
Depreciation and amortization	481	13	494

In the nine-month period ended September 30, 2021 and 2020, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $25.4 million and $10.7 million respectively.

There are no material differences between IFRS and management view in total revenues and by reportable segments.

The differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold, reflecting the effect of raw materials prices increases on the valuation of the replacement cost considered for management view compared to IFRS cost calculated at historical cost on a FIFO basis, and other timing differences. The main difference in Other operating income (expenses), net for the nine-month period ended in September 30, 2020, is attributable to the impairment of the goodwill, which residual value in the management view differs from IFRS. For more information see note II.C “Segment Information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total
Nine-month period ended September 30, 2021
Net sales	2,211,704	901,515	533,895	641,632	175,297	4,464,043
Capital expenditures	72,298	48,846	30,570	5,918	13,239	170,871
Depreciation and amortization	222,688	96,614	69,822	30,592	22,845	442,561
Nine-month period ended September 30, 2020
Net sales	1,769,366	585,977	483,667	925,762	251,334	4,016,106
Capital expenditures	54,471	54,613	32,764	5,773	7,535	155,156
Depreciation and amortization	294,133	79,021	62,695	33,276	24,657	493,782

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

7

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

3	Segment information (Cont.)

Geographical information (Cont.)

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Brazil, Italy and Saudi Arabia.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the nine-month period ended September 30, 2021 and 2020, revenues related to governmental institutions represented approximately 24% and 23% respectively.

Tubes segment revenues by market:

	Nine-month period ended September 30,
Revenues Tubes (in millions of U.S. dollars)	2021	2020
	(Unaudited)
Oil and Gas	3,349	3,214
Hydrocarbon Processing and Power Generation	309	289
Industrial and Other	426	291
Total	4,084	3,794

4	Cost of sales
	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Inventories at the beginning of the period	1,636,673	2,265,880
Increase in inventories due to business combinations	—	199,589
Plus: Charges of the period
Raw materials, energy, consumables and other	2,738,616	1,051,907
Services and fees	147,781	115,502
Labor cost (*)	590,970	583,058
Depreciation of property, plant and equipment	333,686	365,065
Amortization of intangible assets	5,699	6,163
Depreciation of right-of-use assets	26,389	26,898
Maintenance expenses	103,563	83,560
Allowance for obsolescence	19,822	30,073
Taxes	29,991	37,491
Other	67,379	48,318
	4,063,896	2,547,624
Less: Inventories at the end of the period including inventories transferred to assets held for sale	(2,489,337)	(1,621,644)
	3,211,232	3,191,860

(*) For the nine-month period ended September 2021 and 2020, labor cost includes approximately $8.6 million and $60.3 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

5	Selling, general and administrative expenses

	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Services and fees	82,495	88,836
Labor cost (*)	313,616	339,335
Depreciation of property, plant and equipment	16,942	19,442
Amortization of intangible assets	48,107	62,814
Depreciation of right-of-use assets	11,738	13,400
Commissions, freight and other selling expenses	289,387	253,337
Provisions for contingencies	23,235	16,088
Allowances for doubtful accounts	(3,085)	4,954
Taxes	54,096	45,146
Other	31,988	33,738
	868,519	877,090

(*) For the nine-month period ended September 2021 and 2020, labor cost includes approximately $11.7 million and $45.1 million respectively of severance indemnities related to the adjustment of the workforce to market conditions.

8

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

6	Other operating income (expense), net

		Nine-month period ended September 30,
	(all amounts in thousands of U.S. dollars)	2021	2020
		(Unaudited)
(i)	Other operating income
	Net income from other sales	9,199	6,028
	Net rents	3,905	4,130
	Other (*)	41,388	7,576
		54,492	17,734
(ii)	Other operating expenses
	Contributions to welfare projects and non-profits organizations	(5,022)	(11,542)
	Allowance for doubtful receivables	432	(1,402)
		(4,590)	(12,944)
	Total	49,902	4,790

(*) On May 13, 2021, the Brazilian Supreme Court issued a final judgment which confirmed that the methodology for calculating PIS and COFINS (Federal Social Contributions on Gross Revenues) tax claims to which taxpayers are entitled to, should exclude from its base the total output of ICMS, calculated on a gross basis. This decision led to a recognition of $50.8 million tax credit in Brazilian subsidiaries, out of which $34.1 million were recognized in other operating income and $16.7 million in financial results (impacting in Finance Income and Finance Cost). In addition the tax charge related to this gain amounted to $17.7 million.

7	Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2021	2020
	(Unaudited)
Interest Income	32,203	13,811
Impairment result on financial assets at FVTOCI	—	(3,238)
Finance Income (*)	32,203	10,573
Finance Cost	(16,826)	(22,427)
Net foreign exchange transactions results (**)	11,739	(58,676)
Foreign exchange derivatives contracts results (***)	(5,239)	20,432
Other	(796)	(769)
Other Financial results	5,704	(39,013)
Net Financial results	21,081	(50,867)

(*) Finance Income:

The nine-month period ended September 2021 and 2020 includes $2.2 million and $5.1 million of interest related to instruments carried at FVPL, respectively. The nine-month period ended September 2021 also includes $17.5 million of non-financial interest related to PIS and COFINS taxes recovery in Brazilian subsidiaries. For more information, see note 6.

(**) Net foreign exchange transactions results:

The nine-month period ended September 2021 mainly includes the result from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary, together with the result from the Argentine peso depreciation against the U.S. dollar on peso denominated trade, social and fiscal payables at Argentine subsidiaries with functional currency U.S. dollar.

The nine-month period ended September 2020 mainly includes the result from Brazilian real depreciation against the U.S. dollar on U.S. dollar denominated intercompany liabilities in subsidiaries with functional currency Brazilian real, largely offset by the currency translation adjustment reserve variation from our Brazilian subsidiary, as well as the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by the currency translation adjustment reserve variation from an Italian subsidiary, together with the result from the Mexican peso depreciation against the U.S. dollar on peso denominated trade and fiscal receivables at Mexican subsidiaries with functional currency U.S. dollar.

(***) Foreign exchange derivatives contracts results:

The nine-month period ended September 2021 includes mainly losses on derivatives covering net liabilities in Japanese yen and Euro, partially offset by gains on derivatives covering net receivables in Brazilian real

The nine-month period ended September 2020 includes mainly gain on derivatives covering net receivables in Mexican peso, Brazilian real, Colombian peso and Canadian dollar.

8	Dividend distribution

On May 3, 2021, the Company’s Shareholders approved an annual dividend in the amount of $0.21 per share ($0.42 per ADS) for an aggregate amount of approximately $248 million. The amount approved included the interim dividend previously paid on November 25, 2020 in the amount of $0.07 per share ($0.14 per ADS). The balance, amounting to $0.14 per share ($0.28 per ADS), was paid on May 26, 2021.

For the year 2019, the Company paid dividends for an aggregate amount of approximately $153 million, which corresponded to the interim dividend in the amount of $0.13 per share ($0.26 per ADS) paid in November 2019. On June 2, 2020, the Company’s Shareholders approved that, as a consequence of liquidity preservation initiatives, no further dividends –beyond the interim dividend- be distributed in respect of fiscal year 2019.

9

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

9	Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	6,193,181	6,090,017
Currency translation adjustment	(33,837)	(19,470)
Increase due to business combinations	—	503,438
Additions	152,861	135,200
Disposals / Consumptions	(21,175)	(16,268)
Transfers / Reclassifications	1,287	1,176
Transferred to assets held for sale	(3,979)	—
Impairment charge	—	(36,000)
Depreciation charge	(350,628)	(384,507)
At September 30,	5,937,710	6,273,586

See note 17 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79%.

10	Intangible assets, net

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	1,429,056	1,561,559
Currency translation adjustment	(1,362)	(6,606)
Increase due to business combinations	—	526,846
Additions	18,010	19,956
Disposals / Consumptions	(1,283)	(676)
Transfers / Reclassifications	(5,817)	(1,052)
Impairment charge	—	(586,402)
Amortization charge	(53,806)	(68,977)
At September 30,	1,384,798	1,444,648

11	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	241,953	233,126
Currency translation adjustment	(637)	(371)
Increase due to business combinations	—	24,747
Additions	18,033	55,637
Disposals / Consumptions	(6,045)	(11,557)
Depreciation charge	(38,127)	(40,298)
At September 30,	215,177	261,284

Right-of-use assets, net by underlying category

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Land and Civil Buildings	24,240	28,274
Industrial Buildings, Plant and Production Equipment	181,075	218,800
Vehicles, furniture and fixtures	9,862	14,210
At September 30,	215,177	261,284

Depreciation of right-of-use assets was mainly included in Tubes segment.

10

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

11	Right-of-use assets, net and lease liabilities (Cont.)

Lease liabilities evolution

(all amounts in thousands of U.S. dollars)	2021	2020
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	257,343	230,167
Translation differences	(10,796)	2,568
Increase due to business combinations	—	26,046
Additions	17,997	55,113
Cancellations	(6,805)	(11,242)
Repayments of capital and interests	(40,206)	(38,185)
Interest accrued	2,586	3,085
At September 30,	220,119	267,552

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 17.9%, 40.7% and 41.4% of the total remaining payments, respectively.

12	Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2021	2020
Cash and cash equivalents	(Unaudited)
Cash at banks	168,745	117,807
Liquidity funds	271,162	98,183
Short – term investments	73,874	368,691
	513,781	584,681

Other investments - current
Bonds and other fixed income	147,779	108,791
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	310,082	763,697
	457,861	872,488
Other investments - non-current
Bonds and other fixed income	369,079	239,422
Others	7,922	7,660
	377,001	247,082

13	Derivative financial instruments

(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
	2021	2020
	(Unaudited)
Derivatives hedging borrowings and investments	4,030	10,119
Other derivatives	6,090	1,330
Contracts with positive fair values (*)	10,120	11,449

Derivatives hedging borrowings and investments	649	2,250
Other derivatives	5,311	967
Contracts with negative fair values (**)	5,960	3,217

(*) Includes $2.5 million of non-current derivatives.

(**) Includes $0.3 million of non-current derivatives.

11

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

14	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of September 30, 2021 and December 31, 2020.

(all amounts in thousands of U.S. dollars)

		Measurement Categories		At Fair Value
September 30, 2021	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	513,781	242,619	271,162	271,162	—	—
Other investments	457,861	310,082	147,779	147,779	—	—
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	310,082	310,082	—	—	—	—
Certificates of Deposits	149,823	149,823	—	—	—	—
Commercial Papers	70,006	70,006	—	—	—	—
Other notes	90,253	90,253	—	—	—	—
Bonds and other fixed income	147,779	—	147,779	147,779	—	—
Non - U.S. government securities	15,650	—	15,650	15,650	—	—
Corporates securities	132,129	—	132,129	132,129	—	—
Derivative financial instruments	7,612	—	7,612	—	7,612	—
Other Investments Non-current	377,001	—	377,001	369,079	—	7,922
Bonds and other fixed income	369,079	—	369,079	369,079	—	—
Other investments	7,922	—	7,922	—	—	7,922
Trade receivables	1,111,174	1,111,174	—	—	—	—
Receivables C and NC (*)	327,004	93,576	51,167	—	2,508	48,659
Other receivables	144,743	93,576	51,167	—	2,508	48,659
Other receivables (non-financial)	182,261	—	—	—	—	—
Total		1,757,451	854,721	788,020	10,120	56,581
Liabilities
Borrowings C and NC	513,679	513,679	—	—	—	—
Lease Liabilities C and NC	220,119	220,119	—	—	—	—
Trade payables	791,424	791,424	—	—	—	—
Derivative financial instruments	5,960	—	5,960	—	5,960	—
Total		1,525,222	5,960	—	5,960	—

(all amounts in thousands of U.S. dollars)

		Measurement Categories		At Fair Value
December 31, 2020	Carrying amount	Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	584,681	486,498	98,183	98,183	—	—
Other investments	872,488	763,697	108,791	108,791	—	—
Fixed income (time-deposit, zero coupon bonds, commercial papers)	763,697	763,697	—	—	—	—
U.S. Sovereign Bills	97,982	97,982	—	—	—	—
Non - U.S. Sovereign Bills	14,586	14,586	—	—	—	—
Certificates of deposits	222,132	222,132	—	—	—	—
Commercial papers	268,737	268,737	—	—	—	—
Other notes	160,260	160,260	—	—	—	—
Bonds and other fixed income	108,791	—	108,791	108,791	—	—
Non - U.S. government securities	20,219	—	20,219	20,219	—	—
Corporates securities	88,572	—	88,572	88,572	—	—
Derivative financial instruments	11,449	—	11,449	—	11,449	—
Other Investments Non-current	247,082	—	247,082	239,422	—	7,660
Bonds and other fixed income	239,422	—	239,422	239,422	—	—
Other investments	7,660	—	7,660	—	—	7,660
Trade receivables	968,148	968,148	—	—	—	—
Receivables C and NC (*)	232,152	90,330	48,659	—	—	48,659
Other receivables	138,989	90,330	48,659	—	—	48,659
Other receivables (non-financial)	93,163	—	—	—	—	—
Total		2,308,673	514,164	446,396	11,449	56,319
Liabilities
Borrowings C and NC	619,007	619,007	—	—	—	—
Trade payables	462,105	462,105	—	—	—	—
Finance Lease Liabilities C and NC	257,343	257,343	—	—	—	—
Derivative financial instruments	3,217	—	3,217	—	3,217	—
Total		1,338,455	3,217	—	3,217	—

(*) Includes balances related to non-current derivative financial instruments and interest in our Venezuelan companies, see note 20

There were no transfers between Levels during the period.

12

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

14	Category of financial instruments and classification within the fair value hierarchy (Cont.)

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company’s interest in Venezuelan companies, see note 20.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 99.9% of its carrying amount including interests accrued as of September 30, 2021 as compare with 100.0% as of December 31, 2020. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

15	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

a)	Ternium

Ternium is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

As of September 30, 2021, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $42.3 per ADS, giving Tenaris’s ownership stake a market value of approximately $971.7 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $1,113 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of September 30, 2021, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of September 30, 2021, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL15.72 ($2.89) and BRL16.12 ($2.96), respectively, giving Tenaris’s ownership stake a market value of approximately $109.3 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $95.8 million.

13

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

15	Investments in non-consolidated companies (Cont.)

c)	Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 MW. As of September 30, 2021, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively. As of September 30, 2021, the carrying value of Tenaris’s ownership stake in Techgen was approximately $26.8 million.

Techgen entered into certain transportation capacity agreements, and an agreement for the purchase of clean energy certificates. As of September 30, 2021, Tenaris’s exposure under these agreements amounted to $46.5 million and $17.7 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of September 30, 2021, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is “non-recourse” on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tamsa, of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of September 30, 2021, amounted to $10.3 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of September 30, 2021, the carrying value of Tenaris’s ownership stake in GPC was approximately $21.8 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of September 30, 2021, SSPC’s exposure under the guarantees amounted to $115.1 million.

16	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

14

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, the Company is subject to other legal proceedings, none of which is believed to be material.

▪  CSN claims relating to the January 2012 acquisition of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) shares

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪   Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

15

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪   Veracel celulose accident litigation (Cont.)

On September 28, 2018 Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

•	With respect to Chubb’s claim, the court subsequently homologated the above mentioned settlement and, accordingly, the claim was finalized.

•	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL79.0 million (approximately $14.5 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL67.8 million (approximately $12.5 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪    Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato,” and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016.

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial. The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing. Accordingly, the board concluded that no particular action was warranted at that time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board. The trial started in April 2021.

In June 2020, the Company learned that the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. The proceedings are underway. Neither the Company nor Confab is a party to the proceedings.

16

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪    Ongoing investigation (Cont.)

The Company continues to respond to requests from and otherwise cooperate with the appropriate authorities. The Company has engaged in discussions with the SEC and the DOJ towards a potential resolution of the investigation. There are no assurances that the discussions with the SEC or the DOJ will result in a final resolution of the investigation or, if a resolution is achieved, the timing, scope and terms of any such resolution. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from the resolution of these matters.

▪    Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. The case is now proceeding based on the claims that survived the motion to dismiss. Management believes the Company has meritorious defenses to these claims; however, at this stage Tenaris cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪    Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL57.4 million (approximately $10.6 million). At this stage, the Company cannot predict the outcome of this claim.

▪   U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT subsequently counterclaimed that certain Global Tubing products infringe patents held by TCT, Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. On March 26, 2021, a magistrate to the principal judge in the case found that Global Tubing had established a prima facie case that TCT had misled the patent office by failing to disclose a previous attempt to quench and temper coiled tubing. On April 9, 2021, TCT filed its objections to the magistrate’s ruling with the principal judge in the case. On August 25, 2021, the principal judge in the case affirmed the magistrate’s order and found possible evidence of intent to commit fraud on the patent office. Such determination is not final. TCT is considering several avenues to challenge this decision. TCT believes that it has meritorious defenses to this claim. Trial is expected to take place in May 2022. At this time, it is not possible to predict the outcome of this matter or estimate the range of potential losses that may result from the resolution of this claim.

17

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(i)               Contingencies (Cont.)

▪   Tax assessment from Italian tax authorities

The Company’s Italian subsidiary, Dalmine, received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of September 30, 2021, the claim amounted to approximately EUR26.3 million (approximately $30.5 million), comprising EUR20.7 million (approximately $24.0 million) in principal and EUR5.6 million (approximately $6.5 million) in interest and penalties. On June 14, 2021, Dalmine received the tax assessment related to fiscal year 2015 with respect to the same matters. The tax assessment confirms the preliminary determination included in the tax report issued by the tax authority in 2019. As of September 30, 2021, these additional claims amount to approximately EUR10.3 million (approximately $11.9 million), comprising EUR8.0 million (approximately $9.2 million) in principal and EUR2.3 million (approximately $2.7 million) in interest and penalties. Accordingly, the aggregate amount claimed for fiscal years 2014 and 2015 is approximately EUR36.6 million (approximately $42.4 million) comprising EUR28.7 million (approximately $33.2 million) in principal and EUR7.9 million (approximately $9.2 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. On July 27, 2020, Dalmine filed a first-instance appeal before the Milan tax court against the 2014 tax assessment. The hearing on this appeal, originally scheduled on June 21, 2021, has been postponed to November 22, 2021. Based on the advice of counsel, the Company believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

▪   Product liability litigation

The Company’s U.S. subsidiary, IPSCO, or its subsidiaries, are parties to product liability claims, which may result in damages for an aggregate amount estimated at approximately $15.6 million, mainly related to a lawsuit alleging product liability and negligent misrepresentation in which the plaintiff alleges that defects in certain casing provided by IPSCO resulted in three well failures causing damages for an amount of approximately $15.0 million. Although at this time the Company cannot predict the outcome of any of these matters, the Company believes that provisions have been recorded in an amount sufficient to cover potential exposure under these claims.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Several of the Company’s subsidiaries entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of September 30, 2021, the aggregate commitment to take or pay the committed volumes for an original 14-year term totaled approximately $32.1 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	Tenaris Bay City, a U.S. subsidiary of the Company, is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which has occurred in April 2021, and will remain in force for a 3-year term. As of September 30, 2021, the estimated aggregate contract amount calculated at current prices, is approximately $177.1 million. The contract gives Tenaris Bay City the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

18

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

16	Contingencies, commitments and restrictions to the distribution of profits (Cont.)

(ii)	Commitments and guarantees (Cont.)

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris is the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-year term, TMK will have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. As of September 30, 2021, the Company’s commitment under the MDA for the remainder of its 6-year term totaled approximately $546.6 million.

▪	A subsidiary of the Company entered into a one-year contract, renewable for one additional year, with Ternium México S.A. de C.V., under which it is committed to purchase on a monthly basis a specified minimum volumes of steel bars. The contract became effective in March 2021. As of September 30, 2021, the aggregate commitment totaled approximately $37.8 million.

▪	A subsidiary of the Company entered into a contract with the supplier Voestalpine Grobblech GmbH to which it committed to purchase carbon steel for a total amount of approximately $202.2 million to use for manufacturing pipes related to the NFXP-QatarGas project.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 15 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 15 (d); and (iii) issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies for approximately $3.0 billion as of September 30, 2021.

(iii)	Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of September 30, 2021, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

17	Cancellation of title deed in Saudi Steel Pipe Company

The Company has learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

19

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

18	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened over time. The main currently applicable measures are described below:

▪	Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.

▪	Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.

▪	Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval.

▪	Access to the Argentine foreign exchange market to pay for imports of goods and services provided by third parties is subject to several restrictions, including payment terms that cannot be at sight or involve advance payments. In particular, the importer may not have more than $100,000 deposited in any foreign account, and will have to certify that it has not accessed the market to sell bonds for foreign currency and has not transferred bonds abroad or made cross-border securities swaps for a period of 90 days prior to the required payment of imports, that it will not do so for a period of 90 days after the Argentine Central Bank provides the foreign currency, and that it will not circumvent such restrictions through transfers of funds to any shareholders holding more than a 25% voting interest in the importer or to other entities having common directors with the importer or its more-than-25% shareholders.

▪	Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless such debts are obtained and sold into the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020 and carry an average life of no less than 2 years.

▪	Debts with foreign creditors larger than $2 million maturing on or before December 31, 2021 need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.

▪	Access to the Argentine foreign exchange market to make dividend payments generally requires prior Argentine Central Bank approval.

▪	Further restrictions have been imposed by the Argentine Securities Commission in June 2021 and in October 2021, consisting of weekly limitations on the amount of bonds that Argentine companies could sell against foreign currency.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

Tenaris’s Argentine subsidiaries continue to have access to the official foreign currency market for all imports of goods and for acquisition of services from unrelated parties. Therefore, assets and liabilities denominated in foreign currency as of September 30, 2021, have been valued at the prevailing official exchange rates.

Tenaris’s financial position in Argentine peso as of September 30, 2021, amounted to a net short exposure of approximately $96.9 million. As of September 30, 2021, the total net equity of Argentine subsidiaries represented approximately 8.7% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the nine-month period ended on September 30, 2021 amounted approximately to 19% of Tenaris’s total sales.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

As the context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements, additional Argentine Central Bank regulations that could be imposed in the future could further restrict our Argentine subsidiaries’ ability to access the official foreign exchange market.

20

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

19	Related party transactions

As of September 30, 2021:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
		2021	2020
	Transactions	(Unaudited)
(i)	Sales of goods and services
	Sales of goods to non-consolidated parties	52,171	15,079
	Sales of goods to other related parties	44,841	16,997
	Sales of services to non-consolidated parties	3,032	4,555
	Sales of services to other related parties	30,889	3,153
		130,933	39,784
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	222,452	62,793
	Purchases of goods to other related parties	22,599	9,187
	Purchases of services to non-consolidated parties	6,617	5,037
	Purchases of services to other related parties	10,093	15,639
		261,761	92,656

	(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
		2021	2020
	Period-end balances	(Unaudited)
(ii)	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	73,166	78,721
	Receivables from other related parties	18,584	4,447
	Payables to non-consolidated parties	(50,808)	(24,914)
	Payables to other related parties	(1,513)	(2,310)
		39,429	55,944
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(2,051)	(2,042)
	Finance lease liabilities from other related parties	(669)	(810)
		(2,720)	(2,852)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 15 (c and d) and note 16 (ii). No other material guarantees were issued in favor of other related parties.

21

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

20	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

On June 8, 2018, Tenaris and Talta filed two actions in federal court in the District of Columbia to recognize and enforce their awards. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate.

On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On September 20, 2021, Tenaris and Talta filed a motion to alter the judgment to include $3.7 million in pre-judgment interest that had accrued under the terms of the Tavsa award between April 30, 2021, and August 24, 2021, but was not included in the court’s judgment. Venezuela did not respond to the motion, and the parties await the court’s decision on Tenaris’s and Talta’s motion.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

For further information on these cases, see note 38 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

21	Other relevant information

Agreement to build a welded pipe plant in West Siberia

In 2019, Tenaris entered into an agreement with PAO Severstal to build and operate a welded pipe plant to manufacture OCTG products in Surgut, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The plant, which is estimated to require a total investment of $280 million, is planned to have an annual production capacity of 300,000 tons.

In 2019, Tenaris contributed with $19.6 million to the project. No additional contributions were subsequently made. Construction activities had been put on hold in 2020 due to market conditions and the pandemic.

The joint venture partners, after analyzing the current state of world markets and the pace of the economic recovery, have decided to revise and update the project milestones and resources necessary to resume all activities relative to the construction of the before mentioned welded pipe plant.

Agreement to build a steel pipe premium connection threading plant in Baotou

In 2020, Tenaris entered into a joint venture with Inner Mongolia Baotou Steel Union Co. Ltd. (“Baotou Steel”), to build a premium connection threading facility to finish steel pipes produced by our joint venture partner in Baotou, China, for sale to the domestic market. Under the agreement, Tenaris holds 60% of shares in the new joint-venture company, while Baotou Steel owns the remaining 40%.

The plant, which is estimated to require a total investment of $32.6 million, is planned to have a total annual production capacity of 70,000 tons. An initial investment of $29.8 million, which will enable the facility to produce 45,000 tons annually, is estimated to be completed during 2021 and to start operations in early 2022. During 2020 and 2021, Tenaris contributed respectively $2.3 million and $12.9 million in the project.

22

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

21	Other relevant information (Cont.)

U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were petitioned by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union.

The International Trade Commission (“ITC”) is required to make a preliminary determination of injury. In case of a negative ITC determination, the investigations will be terminated. Otherwise, the investigations will proceed until the DOC and the ITC make final determinations.

Tenaris, which imports OCTG from Argentina and Mexico to complement its significant and continuously growing production in the United States, believes that the petition is unjustified and intends to vigorously challenge any claim that its imports are causing or threatening injury to the U.S. domestic OCTG industry.

At this time, the Company cannot predict the outcome of this matter or estimate the potential impact, if any, that the resolution of this matter may have on the Company’s business.

22	The COVID-19 pandemic and the oil & gas crisis and their impact on Tenaris’s operations and financial condition

The rapid expansion of the COVID-19 pandemic around the world and the containment measures adopted by governmental authorities triggered a severe fall in global economic activity and precipitated a serious crisis in the energy sector. Global oil and gas demand decreased significantly in the first half of 2020 causing a collapse in prices, an acute oversupply, a rapid build-up of excess inventories, and the consequent drop of investments in drilling activity by Tenaris’s oil and gas customers. The Company took prompt action to mitigate the impact of the crisis and to adapt Tenaris’s operations on a country-by-country basis to comply with applicable rules and requirements and contain the effects of the global crisis. In response to the COVID-19 outbreak, several countries, including countries where Tenaris has operations (such as Argentina, China, Colombia, Italy, Mexico, Saudi Arabia and the United States) took mitigation and containment measures, including bans on business activities and closure of industrial facilities. The Company implemented a worldwide restructuring program and cost-containment plan aimed at preserving the financial resources and overall liquidity position and maintaining the continuity of its operations; adjusted production levels at its facilities including through the temporary closure of certain facilities or production lines and layoffs in several jurisdictions, and reduced capital expenditures and working capital expenses. In addition, the Company introduced remote work and other work arrangements and implemented special operations protocols in order to safeguard the health, safety and wellbeing of Tenaris’s employees, customers and suppliers. Although such measures have so far proved to be successful to mitigate the impact of the crisis on Tenaris, if new variants of the virus prove to be resistant to available vaccines and new preventive measures are imposed in the future, Tenaris’s operations could be further affected and adversely impact its results. In addition, there remains uncertainty about the future duration and extent of the pandemic with new and more contagious variants of the virus appearing and vaccination programs still far from completion in many countries.

As of the date of these Consolidated Condensed Interim Financial Statements, Tenaris’s capital and financial resources, and overall liquidity position, have not been materially affected by this scenario. Tenaris has in place non-committed credit facilities and management believes it has adequate access to credit markets. In addition, Tenaris has a net cash position of approximately $830[1] million as of the end of September 2021 and a manageable debt amortization schedule, and has renegotiated existing contractual obligations with its counterparties to adapt the commitments to the decrease in activity experienced in the previous year. Considering Tenaris’s financial position and the funds provided by operating activities, management believes that the Company has sufficient resources to satisfy its current working capital needs, service its debt and address short-term changes in business conditions.

Management does not expect to disclose or incur in any material COVID-19-related contingency, and it considers its allowance for doubtful accounts sufficient to cover risks that could arise from credits with customers in accordance with IFRS 9.

For more information on the impact of the COVID-19 pandemic and measures adopted in connection therewith, see note 39 in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2020.

________________________

[1] Net cash / debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current) + / - Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

23

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2021

23	Subsequent events

Agreement with MKK USA Inc. for the sale of Geneva Structural Tubes LLC

On October 13, 2021, the Company entered into a definitive agreement with MKK USA Inc., a subsidiary of Maruichi Steel Tube Ltd of Japan, for the sale of the Company’s 100% ownership interest in Geneva Structural Tubes LLC (“Geneva LLC”). The transaction was consummated on November 1, 2021, for an aggregate price of $24.1 million, subject to post-closing true-up adjustment based on Geneva LLC’s closing date accounts. Geneva LLC manufactures and sells square and rectangular welded steel pipe for structural applications from its plant located in Geneva, Nebraska, and its operations are disclosed in the “Other” business segment. As at September 30, 2021, Geneva LLC’s assets and liabilities were classified as held for sale in the consolidated condensed interim statement of financial position, and its main balances include inventories for $11.9 million; property, plant and equipment for $4.0 million; trade receivables for $3.9 million; and trade payables for $4.7 million. Net Equity at the date of the closing was $17.8 million.

Preliminary agreement to terminate NKKTubes joint venture

On November 2, 2021, Tenaris and JFE Holdings Inc. (“JFE”) reached a preliminary agreement to terminate the joint venture for the operation of the seamless pipe manufacturing facility in Kawasaki, Japan. The facility, located in the Keihin steel complex owned by JFE, is operated by NKKTubes, a company owned 51% by Tenaris and 49% by JFE.

On March 27, 2020, JFE had informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex. In light of that development, Tenaris and JFE engaged in discussions and ultimately determined that the project was no longer economically sustainable and, accordingly, agreed to terminate amicably their joint venture and liquidate NKKTubes. The preliminary agreement provides for the closure of NKKTubes’ manufacturing operations by the end of June 2022, the termination of all agreements that allowed the operation of the joint venture, and the allocation between the parties of the related dissolution and liquidation costs. Tenaris and JFE intend to continue discussing other aspects of the dissolution of the joint venture, with a view towards reaching a definitive agreement prior to June 2022. Tenaris and JFE are also committed to ensure the supply of tubular material, including 13 Chrome alloy products to NKKTubes’ international customers after its closure.

As of September 30, 2021, NKKTubes’ net assets value amounted to $126.8 million, including property, plant and equipment of $40.3 million, net working capital of $62.9 million and a cash position of $23.6 million. In addition, the Company carries a currency translation adjustment reserve of $138.7 million. At this time, based on the above facts, circumstances and assumptions, the ultimate economic and financial impact of the entire dissolution and liquidation transaction is not expected to be material, although the related accounting effects - potential impairment of fixed assets, severance and other shutdown charges offset by the reversal of the currency translation adjustment reserve - will impact different reporting periods.

Dividend distribution

On November 3, 2021, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, payable on November 24, 2021, with an ex-dividend date of November 22, 2021.

Alicia Móndolo
Chief Financial Officer

24